September 9, 2009

VIA EDGAR FILING AND FEDERAL EXPRESS

Julie Sherman
Jay Web

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3030

100 F Street, N.E.

Washington, D.C.  20002

Re:

International Isotopes, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 26, 2009

Forms 10-Q for the Quarter Periods Ended March 31 and June 30, 2009

File No. 000-22923

Dear Ms. Sherman and Mr. Web:

We are transmitting the following responses to the comments of the Commission's staff (the "Staff") in regard to the International Isotopes, Inc, (the "Company") Form 10-K for the fiscal year ended December 31, 2008, and Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009, as set forth in your comment letter dated August 26, 2009 (the "Comment Letter").

For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below.  The page number references refer to the page numbers in the Amendment.

Form 10-K for the year ended December 31, 2008

Item 1.  Business

Item 1A.  Risk Factors, page 10

We are dependent upon various third parties . . . , page 11

1.

We note you refer to dependence upon certain agreements.  In future filings, in an appropriate place in the document, please provide an adequate description of the relevant contract provisions and other relevant information that will permit the reader to assess the nature and degree of risk and uncertainty presented, including the term of each agreement.  Also, please tell us where you have filed, in accordance with Item 601(b)(10) of Regulations S-K, the agreements upon which you are substantially dependent.

Ms. Julie Sherman

Mr. Jay Web

September 9, 2009

RESPONSE:  We will comply with the Staff's request.  Upon review of the Company's filings, we have concluded that the Company has inadvertently failed to file the referenced agreements in accordance with Item 601(b)(10) of Regulation S-K.  We request the Staff's permission to allow the Company to include these agreements in future periodic filings only, rather than requiring the Company also to amend the previously filed periodic reports.  The Company believes that this approach is appropriate in light of the nature of the comment, as well as the timing of the future filings.  In this regard, the Company advises the Staff that it will be filing its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 on or before November 16, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 16

Operating Costs and Expenses, page 17

2.

We see that your operating expenses increased by approximately 32% in 2008 and approximately half of that increase is related to an increase in costs associated with the fluorine products division.  Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed.  Please further explain the reasons for the increase in 2008 expenses to us as part of your response and confirm you will revise your disclosure in future filings.

RESPONSE:  About half of the increase in operating expense in 2008, as compared to 2007, was a result of  activities directly related to the new depleted uranium de-conversion and fluorine extraction processing facility.  Costs in this area increased approximately $646,000 and were attributed to increases in contract labor, research and development, legal, and salary expense.  The other half of the operational expense increase can be attributed to increases in operational staff necessary to support expanded production of cobalt products and professional legal and auditing expense related to fund raising activities.  The total of these expenses increased just over approximately $500,000 in 2008 as compared to 2007.

3.

In future filings, please expand your segment discussion and analysis to include other operating factors in addition to revenues, as well as trends in those factors.  For example, we note in Note 13 to the financial statements significant differences among business segments' income and capital expenditures.

RESPONSE:  We will comply with the Staff's request.

Liquidity and Capital Resources, page 17

4.

In future filings please discuss material cash flows from investing activities.  For example, in 2008 you show a line item of $1,011,897 for property plant and equipment but no discussion or analyses is included in your management's presentation.

RESPONSE:  In future filings we will comply with the Staff's request.  Additionally, as discussed in our 2008 2nd quarter 10-Q, in May 2008, the Company entered into an Asset Purchase Agreement with Sequoyah Fuels Corporation for the purchase of certain tangible and intangible assets related to Sequoyah’s depleted uranium hexafluoride to depleted uranium tetrafluoride conversion facility.  In future, we will restate material investing activities such as this in the 10-K at year-end.

Ms. Julie Sherman

Mr. Jay Web

September 9, 2009

5.

In your future filings please describe material capital expenditure plans by dollar amount, purpose, and expected source of funds.  For example, you refer to plans to enter the new business segment of uranium de-conversion and fluorine extraction.  See Item 303(a)(2)(i) of Regulation S-K.

RESPONSE:  We will comply with the Staff's request.

6.

In your future filings please discuss the components of your working capital that are material to an understanding of your cash management policies.  For example, we note at December 31, 2008 you had inventory levels approximating one year of cost of products.  We also note that some your products have an operating cycle exceeding one year.

RESPONSE:  We will comply with the Staff's request.

7.

In your future filings please discuss material debt repayments and similar cash demands and how you plan to meet them.  For example, we note that you had a bank debt payment of $583,263 due in March, 2009, but that your liquidity and capital resources disclosures in your 10-K did not address how you anticipated paying that debt from existing resources.

RESPONSE:  We will comply with the Staff's request.

8.

In future filings please identify the nature of the long-term asset on the balance sheet referred to as "Investment," including the liquidity of the investment(s).

RESPONSE:  We will comply with the Staff's request.

Financial Statements, page 26

Note 9  Shareholders' Equity, Redeemable Convertible Preferred Stock, Options and Warrants, page 38

Private Placement, page 38

9.

We see that the holders of the Class C warrants agreed to amend the terms of the Class C Warrant in order for you to call the warrants, those warrants were exercised, and you issued exchange Class E Warrants.  Please provide us with the terms of the amendment to the Class C warrants as well as how you accounted for the amendment and issuance of the Class E warrants.

RESPONSE:  In connection with the exercise of the Class C Warrants (the "Class C Warrants") issued by the Company dated March 20, 2007, the Company entered into a letter agreement (the "Agreement") on April 15, 2008, , with certain of the holders of the Class C Warrants that amended the Class C Warrants and effected a call on such warrants.  Pursuant to the Agreement, effective as of April 9, 2008, the Company and each Class C Warrant holder agreed to amend the Class C Warrants such that (i) the Company had the right to redeem any unexercised portion of the Class C Warrants as of the date of the Agreement and cancel any Class C Warrant not exercised within ten trading days after the execution of the Agreement by each holder and the Company; and  (ii) the Company will issue the exchange warrant required to be issued in connection with such call as of the date of the Agreement and deliver the same within three business days after the execution of the Agreement by each holder and the Company.

Ms. Julie Sherman

Mr. Jay Web

September 9, 2009

Additionally, each holder and the Company waived the following limitations contained in Section 11(a) of each of the Class C Warrants: (1) that the number of shares of the Company's common stock that may be acquired upon exercise of a holder's Class C Warrant shall be limited such that, following such exercise, the total number of shares of common stock then beneficially owned by such holder and certain other persons, does not exceed 4.999% of the Company’s issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise); and (2) that any such waiver by the holder will not be effective until the 61st day after notice is delivered to the Company.  The amendment did not alter the limitation contained in Section 11(a) of each of the Class C Warrants that the number of shares of the Company's common stock that may be acquired upon exercise of a holder's Class C Warrant shall be limited such that, following such exercise, the total number of shares of common stock then beneficially owned by such holder and certain other persons, does not exceed 9.999% of the Company’s issued and outstanding shares of common stock.

The amendment to the Class C Warrants and a description thereof was filed with the Commission on a Form 8-K filed April 21, 2008.

As part of accounting for the original private placement offering, the Company allocated the proceeds from the offering to the respective instruments which resulted in $378,132 being allocated to the Class C Warrants.  The issuance of the Class E warrants and the amendment of the Class C warrants should be accounted for at fair value with the fair value of the Class E warrants being recorded as an increase in Additional Paid-in Capital.  As the Class E warrants were issued to shareholders as compensation for their agreeing to amend the Class C warrants, the fair value of the compensation was recorded as a reduction of Additional Paid-in Capital.  As both sides of the entry were to Additional Paid-in Capital, there was no financial statement effect for the amendment of the Class C Warrants and the Issuance of the Class E Warrants.  The factors used in determining the fair value of the Class E warrants were inadvertently omitted from the footnote disclosure however, the Company deemed this not to be a material omission.

Item 9A (T) Controls and Procedures, page 19

10.

We note your disclosure that your chief executive and chief financial officer concluded that the company's disclosure controls and procedures are effective "in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures."  In your future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to give reasonable assurance that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Refer to the complete definition of "disclosure controls and procedures" in Exchange Act Rule 13a-15(c).  Alternatively, if true, your officers could simply conclude that your disclosure controls and procedures were effective.

RESPONSE:  We will comply with the Staff's request.

Ms. Julie Sherman

Mr. Jay Web

September 9, 2009

Certifications, Exhibit 31.1 and 31.2

11.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.  Refer to Item 601 (31) of Regulation S-K.  This comment applies to your interim filing as well.

RESPONSE:  We will comply with the Staff's request.

As requested in your letter, the Company acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would greatly appreciate your prompt response to this letter.  If you have any further comments or questions, please contact me at (208) 524-5300.

Very truly yours,

/s/ Laurie McKenzie-Carter

Laurie McKenzie-Carter

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